11022638

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/10 (MM/DD/YY) AND ENDING 01/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. BROADWAY
(No. and Street)

LONG BEACH (City) — CALIFORNIA (State) — 90803-0104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM RANCE KING, JR. — 562/240-1000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM RANCE KING, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RANCE KING SECURITIES CORPORATION, as of JANUARY 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature WILLIAM RANCE KING, JR.

PRESIDENT
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

Goodrich & Goodyear
An Accountancy Corporation

Baron Accountancy Corporation
Kenneth Cecil Accountancy Corp.

August 1, 2011

RECEIVED
AUG 08 2011
211

Securities and Exchange Commission
Division of Market Regulation
100 F Street, N. E.
Washington, D. C. 20549

Dear Sir or Madam:

We are in receipt of the attached letter from FINRA. In response to the issue raised in that letter, we are submitting two copies of the corrected pages 6, 11 and 12 related to the audit report submitted for Rance King Securities Corporation for the year ended January 31, 2011, as well as a new completed Form X-17A5 Part III facing page. The above pages as originally submitted, made reference to the Company's exemption per the (k)(2)(ii) provision of SEC Rule 15c3-3. The correct reference as noted on the enclosed pages should be to the (k)(2)(i) provision of that rule.

Very truly yours,

GOODRICH, BARON, GOODYEAR, LLP

Gregory A. Goodyear

GAG/g

Enclosures

6700 E. Pacific Coast Highway, Suite 255, Long Beach, CA 90803 • Ph 562.594.8791 • Fx 562.596.5894
1470 Jamboree Road, Newport Beach, CA 92660 • Ph 949.640.0588 • Fx 949.640.6003

FINRA

Financial Industry Regulatory Authority

July 23, 2011

William Rance King, Jr.
President
Rance King Securities Corp.
3737 E. Broadway
Long Beach, CA 90803-0104

RE: February 1, 2010 through January 31, 2011 Annual Audit

Dear Mr. King:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted contained inaccurate information with regard to the firm's 15c3-3 exemption for Computation of Reserve Formula and Possession of Control Requirements. Pages 11 and 12 identified the (k)(2)(ii) exemption; however, the firm's Membership Agreement indicates that it operates pursuant to the (k)(2)(i) exemption.

Based on the above, your filing does not comply with the requirements of the Rule. To that end, we urge you to review the Rule with your independent accountant as soon as possible.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each the item listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **August 8, 2011.** Questions may be addressed to Anita Volkomer, Principal Regulatory Coordinator, at (213) 613-2639.

Sincerely,

Colleen H. Diles
Surveillance Director

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Securities and Exchange Commission
Goodwich, Baron , Goodyear, LLP

South Grand Avenue
Suite 1600
Los Angeles, CA

www.finra.org

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2011.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Fair Value Measurements

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of input are defined as follows:

Level 1 - Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 - Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3- Valuations based on inputs that unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2011

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

JANUARY 31, 2011

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On Aug. 3, 2011 (Date) before me, Tanja M. Pierce (Here Insert Name and Title of the Officer),

personally appeared William Rance King, Jr (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

TANJA M. PIERCE
Commission # 1807157
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2012

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

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Signer's Name: ____
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

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